Exhibit 99.1

Confidential

Secoo Announces Changes in Board of Directors

BEIJING, September 20, 2018 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”,  the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced the following changes to its Board of Directors (the “Board”) and Board committees:

•                  Mr. Wenning Xing has been appointed as an independent director of the Company, effective immediately, based on the recommendation of the nominating and corporate governance committee of the Board.

•                  Five non-independent directors of the Company, including Mr. Xian Chen, Ms. Zhaohui Huang, Mr. Jeff Zhaoxian Lin, Ms. Ping Xu and Mr. Le Yu, will step down from the Board, effective immediately, and Ms. Zhaohui Huang no longer serves as a member of the nominating and corporate governance committee of the Board, effective on the same date. These resignations were not a result of any disagreement with the Company regarding its business, operations, policies, practices or any other matters.

•                  Mr. Richard Rixue Li, the Chairman and Chief Executive Officer of the Company, no longer serves as a member of the compensation committee of the Board, effective immediately.

Upon the effectiveness of these changes, the Board will consist of seven directors, including four independent directors. All the committees of the Board satisfy the independence requirement of the Nasdaq.

“These changes announced today strengthen our corporate governance by refreshing our Board composition and strategic insight to leadership in areas critical to our future success,” said Richard. “The Board and management team are pleased to welcome Mr. Xing to our Board. He will bring us extensive media industry knowledge, investment expertise and corporate management experience. We are confident that he will be a valuable addition to our Board as we move forward to the next level and realize greater value for all Secoo shareholders. We also thank Mr. Chen, Ms. Huang, Mr. Lin, Ms. Xu and Mr. Yu for their significant contributions to Secoo during their tenures and wish them the best in their future endeavors.”

Mr. Wenning Xing, currently serves as the China Managing Director of Hearst, an operator of several international magazine and digital media brands such as ELLE, Harper’s Bazaar and Cosmopolitan, Hearst Media China, Trends Media Group, Fitch China, A&E Networks, ESPN, VICE, Hearst Ventures, and a media-focused investment fund. Under his tenure, Hearst made investments such as Legendary Pictures, Impression Creative, Kunlun Fight, Bilibili, Liulishuo, Atzuche and Zcool. Wenning is also in charge of handling government and public relations, strategic business development, and mergers & acquisitions at Hearst.

Before joining Hearst, Wenning held several senior executive positions, including Chief Strategy Officer at a subsidiary of People’s Daily, the biggest newspaper group in China, founder and Chief Representative at Fremantle Media China and Executive Director at Bertelsmann China and held key posts at Time Warner and China Central Television (CCTV). Wenning is a member of the International Academy of Television Arts & Sciences, and currently serves as a juror for the International Emmy Awards. Wenning has been featured in a number of high profile news articles, including the NY Times in 2012. Wenning is a graduate of Harvard University and Columbia University.

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform. For more information, please visit ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail: ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6200
E-mail: Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: Secoo@tpg-ir.com